EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of the 18th day of February 2004, by and between Compass Group USA, Inc. and its affiliated entities (collectively, the “Company”) and Tasneem Vakharia (the “Employee”);

WITNESSETH:

     WHEREAS, the Company desires to employ the Employee and the Employee desires to be employed to provide services to the Company, all on the terms and subject to the conditions, as hereinafter set forth;

     NOW, THEREFORE, in consideration of the promises and the mutual covenants and obligations hereinafter set forth, the parties agree as follows:

     1.     Employment. The Company agrees to employ the Employee as Executive Vice President and Secretary—Creative Host Services, Inc. during the Employment Term (as defined in Section 3) and the Employee hereby accepts such employment and agrees to serve the Company subject to the general supervision and direction of the Employee’s immediate supervisor.

     2.     Duties. During the Employment Term, the Employee shall perform such services and duties as his immediate supervisor may from time to time designate, shall devote the Employee’s full time and best efforts to the business affairs of the Company, and shall not become engaged, as an employee or otherwise, in any other business or commercial activities. The Employee shall comply with all stated standards of performance, policies, rules, regulations and manuals of the employer, receipt of which is hereby acknowledged. The Employee shall also comply with such future Employer policies, rules, regulations, performance standards and manuals as may be published or amended from time to time.

     3.     Employment Term. The Employee shall be employed pursuant to the terms of this Agreement for a period beginning on the date that the Company acquires Creative Host Services, Inc., and continuing for an initial term of one year and thereafter for a term which does not end until the Agreement is terminated pursuant to Section 6 (the “Employment Term”).

     4.     Compensation.

          (a)  Base Compensation. During the Employment Term, the Company will pay the Employee an annual base salary as compensation for the services hereunder of One Hundred Twelve Thousand and No/100 Dollar ($112,000.00) (the “Annual Base Salary”), payable in biweekly installments, minus applicable withholding. The Annual Base Salary shall be reviewed at the Company’s discretion, but in no event less than once per year, and may be increased at the Company’s discretion.

          (b)  Other Benefits. Employee shall receive all other benefits provided by the

Company including bonuses, vacation, automobiles, any incentive compensation plans and all group health, hospitalization, and permanent disability plans or other employee welfare benefit plans provided by action of the Board of Directors of the Company or pursuant to Company policy.

     5.     Reimbursement of Expenses Incurred in Performance of Employment. Upon submission of proper vouchers, the Company shall pay or reimburse the Employee for all normal and reasonable expenses, including travel expenses, incurred by the Employee during the Employment Term in accordance with the Company policy then in effect. The Company shall reimburse the Employee for necessary and reasonable moving expenses, in accordance with the Company’s relocation policy in effect, in the event the Company requests that the Employee relocate during the term of this Agreement.

     6.     Termination.

          (a)  The Employment Term shall terminate upon the occurrence of any of the following events: (i) immediately upon the retirement or death of the Employee; (ii) upon the effective date of Resignation by the Employee (as defined below); (iii) upon notice given by the Company of Termination Without Cause (as defined below), which notice the Company shall provide at least thirty (30) days prior to the Termination Without Cause; (iv) upon the close of business on the date the Company gives the Employee notice of Termination for Just Cause (as defined below); or (v) immediately upon the occurrence of the Permanent Disability of the Employee (as defined below).

          (b)  For the purposes of this Agreement:

          (1)  “Resignation by the Employee” shall mean any voluntary termination or resignation by the Employee. Employee is required to give at least thirty (30) days written notice of Resignation and the Company is entitled, upon receiving such notice, to accept such Resignation any time prior to the Resignation date proposed by the Employee. The effective date of the Resignation shall be the date the Resignation is accepted by the Company or the Resignation date proposed by the Employee, whichever is earlier.

          (2)  “Termination Without Cause” shall mean any termination by the Company for any reason which in its own discretion it deems appropriate.

          (3)  “Termination for Just Cause” shall mean termination of the employment of the Employee for “just cause” pursuant to applicable law. In addition, the termination of the Employee’s employment shall be deemed to have been for just cause if termination of said employment shall have been the result of: (i) an act or acts by the Employee, or any omission by the Employee, constituting a felony; (ii) any act of fraud, dishonesty or willful misconduct by the Employee; (iii) the material breach of any provision of this Agreement by the Employee; or (iv) any attempt to usurp corporate benefits or opportunities for the Employee’s own gain.

          (4)  “Permanent Disability” shall mean the Employee is unable to perform the essential functions of Employee’s job with or without reasonable accommodation as a result of a physical or mental disability or infirmity which has continued for more than one hundred eighty (180) consecutive days. Employee agrees to submit to such medical evidence regarding any disability or infirmity, including making himself available for medical examination, as is reasonably requested by the Company.

          (c)  Except for the payment of any unused vacation and earned but unpaid salary due at the time of termination of the Employment Term, and except for any payments which may be due as set forth below, Employee shall not be entitled to receive any additional compensation of any kind from the Company upon the termination of the Employment Term. These payments are in lieu of any severance or similar payments which may be provided by Company from time to time.

          (1)  If termination of the Employment Term is due to the death of the Employee, the Employee’s estate or legal representative shall be paid the Annual Base Salary in monthly installments for a period of one (1) year commencing immediately upon the death of the Employee, any bonus which is accrued, but unpaid at the time of death shall be paid at the end of the second month following the end of the fiscal year in accordance with the terms of any bonus plan available to the Employee.

          (2)  If termination of the Employment Term is due to Termination Without Cause by the Company, then provided the Employee complies with and continues to comply with Sections 7 and 8 of this Agreement and signs a release of any and all claims Employee has against the Company on a form to be prepared by the Company, then the Employee shall be paid severance in an amount equal to the Employee’s Annual Base Salary then in effect. The severance shall be payable, in the discretion of the Company, either over a twelve (12) month period in monthly installments when payroll is normally distributed or in a lump sum no later than thirty (30) days following the date of termination less applicable withholdings required by law. Any bonus which is accrued but unpaid at the time of termination shall be paid at the end of the second month following the end of the fiscal year in accordance with the terms of any bonus plan available to the Employee. The Company, at its expense, will provide the Employee with outplacement counseling and the support services of an executive outplacement firm for a period until re-employment, but no longer than twelve (12) months after termination. If the Company proposes to change the responsibilities of the Employee and the change would result in a reduction in the Employee’s Annual Base Salary, the Employee shall have the option to refuse the change of responsibilities and resign. In that case, the Employee shall be paid severance equal to the Annual Base Salary the Employee was making prior to the proposed change of responsibilities and reduction in pay. If the Employee accepts the change of responsibilities, this Agreement shall continue in full force and effect subject to such revisions consistent with the change of responsibilities as Employee shall agree in writing.

          (3)  If termination of the Employment Term is due to Termination for Just Cause, the Company’s obligation to compensate the Employee shall cease immediately.

     7.     Confidential Information.

          (a)  The Employee recognizes and acknowledges that during the course of the Employee’s employment by the Company, the Company has disclosed and will furnish, disclose, or make available to the Employee confidential and proprietary information related to the Company’s business including, without limitation, customer lists, financial information, ideas, processes, inventions, devices and the like, as well as such information relating to any customer, client, vendor, licensee or other party transacting business with the Company, (the “Confidential Information”), that the Confidential Information has been developed and will be developed through the expenditure by the Company of substantial time and money, and that all such Confidential Information, except to the extent it is in the public domain, shall constitute trade secrets protected under applicable law. The Employee further acknowledges that said Confidential Information is and shall remain the sole property of the Company, and agrees to use the Confidential Information only for the purpose of carrying out his duties with the Company and agrees that the Employee will not, during the term of this Agreement and forever thereafter, use for him or others or disclose to any third party, either directly or indirectly, voluntarily or involuntarily, for any purpose whatsoever any Confidential Information. Employee shall not be in breach of this Section 7(a) for any disclosure he is required to make by virtue of a legal process, provided that Employee provides prompt notice to the Company of any such legal process so as to allow the Company to seek appropriate limitations and protections in connection with such disclosure.

          (b)  Employee further covenants and agrees that every document, computer disk, computer software program, notation, record, diary, memorandum, development, investigation, or the like, and any method or manner of doing business of Company (or containing Confidential Information) made or acquired by Employee during said employment, is and shall be the sole and exclusive property of Company. The Employee will deliver the same (and every copy, disk, abstract, summary, or reproduction of same made by or for Employee or acquired by Employee) whenever Company may so require and in any event prior to or at the termination of said employment.

     8.     Covenant Not To Compete

          (a)  For a period of twelve (12) months following the Employee’s last day of employment by the Company, Employee shall not, directly or indirectly, without the written consent of the Company, knowingly solicit, entice, or persuade any other employee of the Company, or any employee of an affiliate of the Company, to leave the services of the Company or such affiliate for any reason.

          (b)  Employee will not for a period of twelve (12) months following Employee’s last day of employment by the Company: (i) directly or indirectly engage in “Competitive Activity” (as defined below) within the “Territory” (as defined below), or (ii) directly or indirectly engage in “Competitive Activity” (as defined below) with any business that was a customer of the Company or a potential customer of the Company during the period including twelve (12) months prior to the time this Agreement expires or is otherwise terminated up through and including the time this Agreement expires or is otherwise terminated, or (iii) enter into any relationship whatsoever, alone or in a partnership, or as an officer, director, employee, stockholder (beneficially owning the stock or options to acquire stock totaling more than five percent (5%) of the outstanding shares) of any corporation, or acquire or agree to acquire a significant present or future equity or other proprietorship interests, whether as a stockholder, partner, proprietor, or otherwise, with any enterprise, business or division thereof, which is engaged in “Competitive Activity,” hereby defined as the provision of contract food or vending services in Airports like that engaged in by the Company or any parent, subsidiary or affiliate company, during the term of this Agreement. “Territory” means the geographic area over which Employee had management and/or financial responsibility at the time this Agreement expires or is otherwise terminated; provided, however, that in the case of an employee whose duties and responsibilities relate to accounts nation-wide, “Territory” shall mean the states in which said accounts are located.

          (c)  The Employee acknowledges that the restrictions placed upon the Employee by this Section 8 are reasonable, given the nature of Employee’s position, and that there is sufficient consideration promised Employee pursuant to this Agreement to support these restrictions. The Employee further acknowledges that under the law of North Carolina, which governs this agreement, the above non-competition provision is enforceable, as it, inter alia: (1) is in writing, (2) is part of a contract of employment, (3) is based on valuable consideration (4) is reasonably necessary for the protection of the Company’s legitimate business interest, and (5) is reasonable as to time and territory.

          (d)  The restrictions of this Section 8 shall survive Employee’s last day of employment by the Company and shall be in addition to any restrictions imposed upon the Employee by statute or at common law.

     9.     Inventions/ Developments. Employee agrees that he shall have no proprietary interest in any idea, invention, design, technical or business innovation, computer program and related documentation, or any other work product developed, conceived, or used by him, in whole or in part, that arises out of his employment with the Company, or that was otherwise made through the use of the Company’s time, facilities or materials (all collectively called “Developments”). Employee acknowledges that all Developments are and shall be the sole property of the Company, and that the Company is not required to designate Employee as the author thereof. Employee shall promptly disclose all Developments to his supervisor, and shall at the Company’s request and expense, do all things that may be necessary and appropriate to establish or document the Company’s ownership of the Developments (including, but not limited to, the execution of the appropriate copyright or patent applications or assignments).

     10.     Consideration. Employee acknowledges that the consideration to Employee in this Agreement is valuable consideration for the Employee’s covenants and obligations in this Agreement and is in addition to any consideration currently due to Employee from the Company.

     11.     Injunctive Relief. The Employee expressly acknowledges that any breach or threatened breach by the Employee of any of the terms set forth in Sections 2, 7 and 8 of this Agreement may result in significant and continuing injury to the Company, the monetary value of which may be impossible to establish. Therefore, the Employee agrees to submit to the jurisdiction of the courts (federal or state) of the State of North Carolina and the courts (federal and state) of any states within the Territory and agrees that the Company shall be entitled to apply for injunctive relief in North Carolina or any state within the Territory and any other court of appropriate jurisdiction. The provisions of this Section 11 shall survive the Employment Term.

     12.     Parties Benefited; Assignments. This Agreement shall be binding upon the Employee, the heirs and personal representative or representatives of the Employee, and upon the Company and its successors and assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned by the Employee.

     13.     Notices. Any notice required or permitted by this Agreement shall be in writing, sent by personal delivery, or by registered or certified mail, return receipt requested, addressed to the CEO and the Company at its then principal office, or to the Employee at the Employee’s then current address, as the case may be, or to such other address or addressees as any party may from time to time specify in writing. Notices shall be deemed given when received.

     14.     Governing Law and Venue. This Agreement takes effect on the date provided in Section 3 upon acceptance and execution by the Company in North Carolina, and shall be governed by, construed and enforced, in accordance with the laws of the State of North Carolina without regard to conflict of law principles.

     15.     Arbitration of Disputes. The parties agree that except for claims barred by the applicable statute of limitations and except for claims for injunctive relief which the Company may elect to pursue in state or federal court, any and all disputes between them, including any disputes or controversies arising out of or involving this Agreement or any of its provisions, and any claim by either party that cannot be otherwise amicably settled, shall be determined solely and exclusively by arbitration in accordance with the Employment Dispute Resolution Rules then pertaining of the American Arbitration Association, or any successor thereto, at its office nearest Employee’s residence. The arbitration shall be conducted by three arbitrators, one of whom shall be chosen by each party hereto and the third, who will serve as chairman of the arbitration panel, shall be chosen by the two so appointed. The arbitrators in any such proceeding will be without authority to alter, amend or otherwise depart from the terms of this Agreement, and shall strictly enforce the terms hereof. Judgment upon an award by the majority of the arbitrators shall be binding, and shall be entered in a court of competent jurisdiction. The arbitrators, however, shall not have authority to award punitive damages or damages for pain and suffering.

     16.     Release. Except for the express obligations of the Company under this Agreement, Employee hereby releases and forever discharges the Company, its present or former parents, subsidiaries and affiliates, and their respective officers, employees, agents, directors, successors and assigns from all claims or actions of any kind. This general release and waiver shall include, but not be limited to, all claims or actions arising out of, or relating in any way to, the Employee’s employment and severance of Employee’s employment with the Company, including any claim for compensation or employee benefits, any non-pending claim for workers’ compensation (Employee is acknowledging that Employee is currently able to work without any physical or mental limitations, except for any pending workers’ compensation claim filed by Employee), or any claim of discrimination under any state, federal, or local law or regulation, or any claim for wrongful termination, breach of contract, breach of covenant of good faith and fair dealing, negligent or intentional infliction of emotional distress, misrepresentation, or defamation. If Employee files, maintains, or participates in any claim or action, in any court or agency, based wholly or partially upon a claim or action Employee has released or waived under this Agreement, Employee agrees to pay all expenses and costs (including reasonable attorney’s fees) incurred by the Company and those associated with the Company in defense of such claim or action. Employee waives any rights Employee may have under the laws of any state (such as California Civil Code Section 1542) which provide as follows (or which are similar in wording or effect):

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

     17.     Miscellaneous. This Agreement contains the entire agreement of the parties and supersedes any prior written or oral agreements or understandings between the parties relating to the employment of Employee, and the compensation or benefits promised to Employee. No modification or amendment of this Agreement shall be valid unless in writing and signed by or on behalf of the party who is bound. A waiver of the breach of any term or condition of this

Agreement shall not be deemed to constitute a waiver of any subsequent breach of the same or any other term or condition. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any person or circumstance, shall, for any reason and to any extent, be held invalid or unenforceable, such invalidity and unenforceability shall not affect the remaining provisions hereof and the application of such provision to other persons or circumstances, all of which shall be enforced to the greatest extent permitted by law. The compensation provided to the Employee pursuant to this Agreement shall be subject to any withholdings and deductions required by any applicable tax laws. Any amounts payable to the Employee hereunder after the death of the Employee shall be paid to the Employee’s estate or legal representative. The headings in this Agreement are inserted for convenience of reference only and shall not be part of or control or affect the meaning of any provision.

     IN WITNESS WHEREOF the parties have duly executed and delivered this Agreement as of the day and year first above written.

COMPASS GROUP USA, INC

/s/ Tom Ondrof

Tom Ondrof, CFO

EMPLOYEE

/s/ Tasneem Vakaharia

Tasneem Vakharia

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